Report on the Delmoe lake Property

PREPARED FOR

Gentor Resources Inc.

Report for SEC

Authors:
N. Eric Fier, CPG, P.Eng.

APRIL 26, 2005

Table Of Contents
                                                     PAGE
1 Summary. . . . . . . . . . . . . . . . . . . . . . .1-1
2 Introduction and terms of reference. . . . . . . . .2-1
3 disclaimer . . . . . . . . . . . . . . . . . . . . .3-1
4 property location AND DESCRIPTION. . . . . . . . . .4-1
4.1 Location . . . . . . . . . . . . . . . . . . . . .4-1
4.2 Accessibility and Infrastructure . . . . . . . . .4-1
4.3 Climate and Physiography . . . . . . . . . . . . .4-2
4.4 Land Tenure. . . . . . . . . . . . . . . . . . . .4-2
4.5 Permitting and Environmental Matters . . . . . . .4-3
5 history. . . . . . . . . . . . . . . . . . . . . . .5-1
6 geological Setting . . . . . . . . . . . . . . . . .6-1
6.1 Regional & Local Geology . . . . . . . . . . . . .6-1
6.2 Property Geology . . . . . . . . . . . . . . . . .6-3
7 Deposit type . . . . . . . . . . . . . . . . . . . .7-1
8 mineralization . . . . . . . . . . . . . . . . . . .8-1
9 Exploration. . . . . . . . . . . . . . . . . . . . .9-1
10 drillinG. . . . . . . . . . . . . . . . . . . . . .10-1
11 SAMPLING method and approach. . . . . . . . . . . .11-1
12 sample preparation, analyses and security . . . . .12-1
13 data verification . . . . . . . . . . . . . . . . .13-1
14 mineral reserveS. . . . . . . . . . . . . . . . . .14-1
15 conclusions AND RECOMMENDATIONS . . . . . . . . . .15-1
16 references. . . . . . . . . . . . . . . . . . . . .16-1
17 Certificate Of Qualifications . . . . . . . . . . .17-1
18 APPENDIX 1   GLOSSARY OF CERTAIN MINING TERMS . . .18-1
20 Appendix 2   AGREEMENT. . . . . . . . . . . . . . .18-1

List Of Tables
                                                       PAGE
TABLE 2.1 LIST OF ABBREVIATIONS. . . . . . . . . . . . .2-2
TABLE 4.1 CLAIM LIST . . . . . . . . . . . . . . . . . .4-3
TABLE 9.1 NORANDA SAMPLING . . . . . . . . . . . . . . .9-1
TABLE 9.2 INDEPENDENCE SAMPLING. . . . . . . . . . . . .9-2
TABLE 15.1 PROPOSED WORK PLAN & BUDGET . . . . . . . . 15-2

List Of Figures
                                                       PAGE
FIGURE 4-1 LOCATION MAP TOPOGRAPHY . . . . . . . . . . .4-4
FIGURE 4-2 DELMOE LAKE LOCATION AERIAL PHOTO . . . . . .4-4
FIGURE 4-3 CLAIM MAP . . . . . . . . . . . . . . . . . .4-5
FIGURE 6-1 REGIONAL GEOLOGY. . . . . . . . . . . . . . .6-2
FIGURE 6-2 LOCAL GEOLOGY . . . . . . . . . . . . . . . .6-4
FIGURE 9-1 REGIONAL AEROMAGNETICS. . . . . . . . . . . .9-3


1 Summary

Roscoe Postle and Associates ("RPA") has been requested by Gentor Resources Inc. ("Gentor") to prepare a Technical Report on the Delmoe Lake Property, which complies with the reporting regulations set forward in the SEC guidelines for the "Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations". Nathan Eric Fier, CPG, P.Eng., a Consulting Geologist and Mining Engineer associated with RPA, is the author of the Technical Report.

The 120 acre Delmoe Lake Property is located in southwest Montana approximately 25 miles east of Butte in Sections 14 and 15, T3N, R6W in the Homestake Mining District, Jefferson County.

Little information is available on the history of the Delmoe Lake property or surrounding area prior to 1981. In 1962, W.D. Mateer (Geologist) examined the property and collected 3 samples. These samples showed anomalous gold and silver values with dump grades assaying 0.46 oz/ton Au,
1.76 oz/ton Ag and 0.56 oz/ton Au, 2.02 oz/ton Ag. In 1970, an adit (location unknown) was rehabilitated and a single sample across the floor of the adit assayed 1.26 oz/ton Au, trace Ag and 94% Si.

The Delmoe Lake property is located on the southeast flank of the Boulder Batholith. A major northeast-southwest trending lineament is immediately adjacent to the mineralized area. This lineament system appears to be a main controlling trend for mineralization in Montana and Idaho.

A series of quartz veins can be traced on surface for a distance of approximately 4,000 feet. The host rock is a massive quartz monzonite to granodiorite. Alteration is minimal with minor bleaching and silicification of the wallrocks adjacent to mineralized veins.

In September of 1981, Noranda Exploration Company conducted surface and underground chip and channel sampling in the old adit. Noranda sampling of narrow (2 to 3 feet) quartz-pyrite veins showed high-grade results up to
0.612 oz/ton gold. Under the supervision of Hart Baitis (the current owner), 18 samples were collected of which 5 were from underground workings. Independence Mining carried out a sampling program in 1992 consisted of 17 samples. Their sampling confirmed the previous Noranda results. The U.S. Geological Survey completed an aeromagnetic geophysical survey for southwest Montana in 1964-65.

The property is considered to be at the grass-roots exploration stage. The proposed Phase 1 budget for Delmoe Lake is based on defining drill targets with an expenditure of $134,000. Work should include surface geologic mapping, sampling, survey control, road rehabilitation, adit rehabilitation, trenching with subsequent mapping, sampling and analysis, soil survey, permitting and bonding for the work program. Contingent upon the successful completion of the Phase I program, a Phase II program may be warranted at an estimated cost of $250,000.

2 Introduction and terms of reference

Roscoe Postle and Associates ("RPA") has been requested by Gentor Resources Inc. ("Gentor") to prepare a Technical Report on the Delmoe Lake Property, which complies with the reporting regulations set forward in the SEC guidelines for the "Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations". Nathan Eric Fier, CPG, P.Eng., a Consulting Geologist and Mining Engineer associated with RPA, is the author of the Technical Report.

The author has visited the property on several occasions during the period 1992 to 1995. No recent site inspection has been completed. Previous site visits by the author confirmed the local geology, alteration and mineralization within the area of interest.

A list of abbreviations is provided in Table 2-1. A glossary of mining terms is provided in Appendix 1.

All measurements in this report are imperial and currencies are in US dollars unless otherwise stated.


m                                micron
C                                degree Celsius
F                                degree Fahrenheit
g                                microgram
A                                ampere
A                                annum
m3/h                             cubic metres per hour
CFM                              cubic metres per minute
Bbl                              barrels
Btu                              British thermal units
C$                               Canadian dollars
Cal                              calorie
Cm                               centimetre
cm2                              square centimetre
D                                day
dia.                             diameter
Dmt                              dry metric tonne
Dwt                              dead-weight ton
Ft                               foot
ft/s                             foot per second
ft2                              square foot
ft3                              cubic foot
G                                gram
G                                giga (billion)
Gal                              Imperial gallon
g/l                              gram per litre
g/t                              gram per tonne
Gpm                              Imperial gallons per minute
gr/ft3                           grain per cubic foot
gr/m3                            grain per cubic metre
Hr                               hour
Ha                               hectare
Hp                               horsepower
In                               inch
in2                              square inch
J                                joule
K                                kilo (thousand)
kcal                             kilocalorie
Kg                               kilogram
Km                               kilometre
km/h                             kilometre per hour
km2                              square kilometre
kPa                              kilopascal
kVA                              kilovolt-amperes
kW                               kilowatt
kWh                              kilowatt-hour
l                                liter
l/s                              litres per second
m                                metre
M                                mega (million)
m2                               square metre
m3                               cubic metre
min                              minute
masl                             metres above sea level
mm                               millimetre
mph                              mile per hour
MVA                              megavolt-amperes
MW                               megawatt
MWh                              megawatt-hour
m3/h                             cubic metres per hour
oz/ton                           troy ounce per short ton
oz                               troy ounce (31.1035g)
oz/dmt                           ounce per dry metric tonne
ppm                              part per million
psia                             pound per square inch absolute
psig                             pound per square inch gauge
s                                second
st                               short ton
stpa                             short ton per year
stpd                             short ton per day
t                                metric tonne
tpa                              metric tonne per year
tpd                              metric tonne per day
US$                              United States dollar
USg                              United States gallon
USgpm                            US gallon per minute
v                                volt
w                                watt
wmt                              wet metric tonne
yd3                              cubic yard
yr                               year



All monetary units in this
report are US$ unless
otherwise specified.

3 disclaimer

This report has been prepared by RPA for Gentor. The information, conclusions, opinions, and estimates contained herein are based on:
information available to RPA at the time of preparation of this report, assumptions, conditions, and qualifications as set forth in this report, and data, reports, and opinions supplied by Gentor and other third party sources listed as references. RPA does not guarantee the accuracy of conclusions, opinions, or estimates that rely on third party sources for information that is outside the area of technical expertise of RPA.

RPA has reviewed the electronic tenure documents on file at Montana Bureau of Land Management ("MBLM"), and has confirmed that Hart Baitis is the registered owner of the unpatented claims. RPA did not check the county filings.

4 property location AND DESCRIPTION

4.1 Location

The 120 acre Delmoe Lake Property is located in Sections 14 and 15, T3N, R6W in the Homestake Mining District, Jefferson County, Montana, 25 miles east of Butte

4.2 Accessibility and Infrastructure

The property is accessed by 13 miles of improved and unimproved gravel road off of Interstate Highway 90 (Figures 4-1, 4-2). Butte Montana, a major regional centre with a population of estimated 40,000 and a domestic airport, is located approximately 25 miles to the west. A 2 mile 4-wheel drive road is used to access the property from Delmoe Lake. The road will require work to provide access for heavy equipment.

Infrastructure in the region around the property is considered to be good with nearby power, phone, services, hotels, restaurants, housing and an extensive pool of skilled labour. Cellular service is available at the property.

4.3 Climate and Physiography
The area is located in the Rocky Mountains of Montana at an altitude between 6,600 and 7,200 feet and consists of mountainous terrain dropping south-westward into the Delmoe Lake basin. The area is forested predominately by lodge pole pine.

Weather conditions consist of snowfalls as early as September until as late as early June. Average precipitation is estimated at 25 inches per annum. Temperatures range from -50O F in January to +30O F in July.

4.4 Land Tenure

BLM records provided by Gentor show the claims (Table 4.1) to be held by Hart Baitis of Missoula, Montana (Figure 4-3). Independent confirmation of the Montana Bureau of Land Management records on-line has been completed by RPA and shows that Hart Baitis is the owner of the claims encompassing the Delmoe Lake property.

RPA understands that Gentor has an Option to Purchase Agreement recorded in Jefferson County courthouse April 29, 2005 (Appendix 2), whereby Gentor can purchase the property for $1 million subject to a 2% Net Smelter Return Royalty. A payment of $7,500 was made upon execution of the agreement and an additional payment of $7,500 is due on the first anniversary date of signing and $15,000 per year thereafter until the purchase price has been paid, unless terminated or cancelled.



TABLE 4.1 CLAIM LIST

GENTOR RESOURCES, INC. DELMOE LAKE PROPERTY

Claim   Serial   Date of   Owner        Area   Tenure
Name    Number   Location               Acres  Status
        (MTMMC)

Gold #1 212487   02/02/05  Hart Baitis  20     Expires on 02/02/06

Gold #2 212488   02/02/05  Hart Baitis  20     Expires on 02/02/06

Gold #3 212489   02/02/05  Hart Baitis  20     Expires on 02/02/06

Gold #4 212490   02/02/05  Hart Baitis  20     Expires on 02/02/06

Gold #5 212491   02/02/05  Hart Baitis  20     Expires on 02/02/06

Gold #6 212492   02/02/05  Hart Baitis  20     Expires on 02/02/06



4.5 Permitting and Environmental Matters

No exploration permits are required for surface sampling and mapping. A permit for a plan of operations from the Montana Department of Environmental Quality is required to carry out trenching, drilling and adit rehabilitation. Several caved adits and dumps are present on the property. There is visual evidence of potential acid rock drainage from dumps.

Montana currently outlaws the use of cyanide for processing gold and silver ores under certain conditions as defined in Initiative 137 (I-137), which states;

MCA 82-4-390. Cyanide heap and vat leach open-pit gold and silver mining prohibited. (1) Open -pit mining for gold or silver using heap leaching or vat leaching with cyanide ore-processing reagents is prohibited except as described in subsection (2).

(2) A mine described in this section operating on November 3, 1998, may continue operating under its existing operating permit or any amended permit that is necessary for the continued operation of the mine.

The Delmoe Lake property is considered to be an underground gold target and, therefore, is not constrained by I-137.

FIGURE 4-1 LOCATION MAP TOPOGRAPHY

FIGURE 4-2 DELMOE LAKE LOCATION AERIAL PHOTO

FIGURE 4-3 CLAIM MAP


5 History

Little information is available on the history of the Delmoe Lake property or surrounding area prior to 1981. In 1962, W.D. Mateer (Geologist) examined the property and collected 3 samples. These samples showed anomalous gold and silver with dump grades assaying 0.46 oz/ton Au, 1.76 oz/ton Ag and 0.56 oz/ton Au, 2.02 oz/ton Ag. In 1970, an adit (location unknown) was rehabilitated and a single sample across the floor of the adit assayed 1.26 oz/ton Au, trace Ag and 94% Si.

6 geological Setting

6.1 Regional & Local Geology

Geologically, Southwest Montana is dominated by the Boulder Batholith intrusive which was emplaced an estimated 70 to 80 million years ago (Figure 6-1). This granodiorite to quartz monzonite mass intruded Pre-Cambrian to Cretaceous sediments and volcanic. Sedimentary rocks consist of sandstones to limestones and volcanics are predominately rhyolitic to andesitic.

Southwest Montana exhibits a deep-seated lineament system that is an estimated 100 miles wide and trends from Idaho to the Little Rocky Mountains in northeast Montana in a northeast-southwest strike. A majority of the mineral deposits located in central Idaho and western Montana are within this lineament system and proximal to batholithic intrusions.

The Boulder Batholith located in the Butte area is well known for its world-class mineral deposits associated with copper-gold-silver porphyry-style alteration and mineralization. Cooling and tensional fracturing (possibly related to meteoric waters) of the batholith provided preparation for subsequent extensive mineralization within the Butte District and surrounding areas including the Homestake Mining District where the Delmoe Lake property is located (Figure 6-2).

FIGURE 6-1 REGIONAL GEOLOGY

6.2 Property Geology

The Delmoe Lake property is located on the southeast flank of the Boulder Batholith. A major northeast-southwest trending lineament is immediately adjacent to the mineralized area. This lineament system appears to be a main controlling trend for mineralization in Montana and Idaho.

A series of quartz veins can be traced on surface for a distance of approximately 4,000 feet (Figure 6-2). The host rock is a massive quartz monzonite to granodiorite. Alteration is minimal with minor bleaching and silicification of wallrocks adjacent to mineralized veins.

Faulting appears to be related to the tension fracturing of the Boulder Batholith upon cooling, very similar to the Butte district. The major structures are near east-west and dip 75 degrees north to vertical. Displacement of mineralization by faulting is unknown.

There is insufficient information to suggest whether the faults were conduits for mineralized solutions.

FIGURE 6-2 LOCAL GEOLOGY

7 Deposit type

The Delmoe Lake property appears to be prospective for a mesothermal vein deposit-type typical of the Butte and Homestake Mining Districts. Quartz veins and veinlets consist of milky white quartz with a small percentage of pyrite, chalcopyrite and galena.

This type of mineralization is typical of deposits located distal to a copper porphyry system (Butte). There is no evidence of copper porphyry mineralization at the Delmoe Lake Area.

8 mineralization

Mineralized quartz veins range from a few inches to as much as four feet wide. At least two discrete parallel veins are found on the property separated by 10 to 30 feet of unaltered quartz monzonite. Attitude of the veins trend near east-west and dip from 75 to 85 degrees to the north.

Veins on the surface consist of massive milky quartz with small boxwork cavities developed from leaching of sulfide minerals. Pyrite, chalcopyrite and galena have been observed on dumps with a sulfide content of less than 5%.

Alteration shows typical mesothermal silicification, argillization, sericitization and propylitic envelops. Alteration adjacent to mineralization and quartz veining is minimal.

Oxidation level and metal zonation is current unknown at this time. Gangue minerals consist of quartz, goethite, limonite, calcite, and chlorite.

9 Exploration

Exploration work on the property based on available references and public records has consisted of surface and underground sampling. Due to the extensive overburden cover over the surface area of the property, very limited surface sampling had been completed. There are no records of regional or systematic property exploration.

In September of 1981, Noranda Exploration Company (Noranda) conducted surface and underground chip and channel sampling. Under the supervision of Hart Baitis (the current owner), 18 samples were collected of which 5 were from underground workings (Table 9.1). The methodology for the sampling is unknown.

TABLE 9.1 NORANDA

SAMPLING

GENTOR RESOURCES INC. DELMOE LAKE

PROPERTY


Sample #          Location                              Sample Width (ft.)   Gold (ppm)             Gold            Silver (ppm)
       Arsenic (ppm)


9301              Underground                           3                    16.0                   0.466           12.0
       22.0

9302              Underground                           2                    7.0                    0.204           5.4
       30.0

9303              Underground                           Select               18.0                   0.525           11.0
       26.0

9304              Underground                           Select               0.45                   0.013           14.0
       8.0

9305              Underground                           Select               0.03                   Trace           0.2
       4.0

9306              Dump                                  Grab                 21.0                   0.612           12.0
       32.0

9307              Pit                                   Grab                 0.15                   0.004           0.8
       20.0

9308              Pit                                   Grab                 0.23                   0.006           0.6
       18.0

9309              Pit                                   Grab                 0.01                   Trace           0.2
       2.0

9310              Pit                                   Grab                 0.15                   0.004           1.6
       14.0

9311              Dump                                  Grab                 9.0                    0.262           16.0
       58.0

9312              Outcrop                               3                    6.0                    0.175           13.0
       30.0

9313              Dump                                  Grab                 0.01                   Trace           0.4
       2.0

9314              Dump                                  Grab                 0.67                   0.019           2.2
       10.0

9315              Dump                                  Grab                 20.0                   0.583           24.0
       48.0

9316              Dump                                  Grab                 0.81                   0.023           110.0
       270.0

9317              Shaft Dump                            Grab                 18.0                   0.525           120.0
       230.0

9318              Grab from ore chute                   Grab                 4.0                    0.116           55.0
       280.0


The majority of these sampling results suggest high-grade selective sampling of underground workings and surface dumps. Highlighted results in Table 9.1 are considered the most significant gold, silver and arsenic grades.

The Independence Mining (Independence) sampling program carried out in 1992 consisted of 17 samples. This program was under the direction of Hart Baitis, current owner. Results from samples are shown below in Table 92.


TABLE 9.2 INDEPENDENCE
SAMPLING

GENTOR RESOURCES INC. DELMOE LAKE
PROPERTY



Sample #              Location                 Sample Width      Gold (ppm)      Gold                   Silver (ppm)
Arsenic (ppm)
                                               (ft.)
                                                                                 (oz/ton)

DL92-848              Dump                     Grab              5.49            0.160                  14.0                  45.0

DL92-849              Dump                     Grab              6.19            0.180                  11.0                  21.0

DL92-850              Outcrop                  3                 0.23            0.006                  2.9                   4.0

DL92-851              Dump                     Grab              0.03            Trace                  0.3                   10.0

DL92-852              Dump                     Grab              0.02            Trace                  0.5                   5.0

DL92-853              Dump                     Grab              0.01            Trace                  0.2                   5.0

DL92-854              Float                    Grab              0.05            Trace                  0.6                   14.0

DL92-855              Dump                     Grab              0.05            Trace                  1.2                   4.0

DL92-856              Dump                     Grab              0.03            Trace                  0.5                   3.0

DL92-857              Dump                     Grab              0.02            Trace                  0.8                   5.0


DL92-858              Dump                     Grab              11.84           0.345                  >25                   222.0

DL92-859              Dump                     Grab              0.51            0.014                  5.1                   8.0

DL92-860              Pit                      2                 14.30           0.417                  10                    8.0

DL92-861              HW of 860                3                 0.15            0.004                  0.6                   5.0

DL92-862              Dump                     Grab              1.70            0.049                  5.9                   4.0

DL92-863              Dump                     Grab              NR              NR                     NR                    47.0

DL92-864              Dump                     Grab              NR              NR                     NR                    25.0

The most significant grades are highlighted.

The U.S. Geological Survey completed an aeromagnetic geophysical survey for Southwest Montana in 1964-65. The survey over the Delmoe Lake area shows the regional lineaments as previously discussed (Figure 6-1) and a magnetic low southwest of Delmoe Lake, which may represent a structural intersection with subsequent altered clays.


FIGURE 9-1 REGIONAL AEROMAGNETICS


10 Drilling

There is no known drilling completed on the property.

11 Sampling method and approach

Methodology for the sample collection is not known but it is assumed to be according to standard industry practices as the program was supervised by professional geologists who are considered qualified persons. RPA is of the opinion that the sampling by Noranda and Independence is acceptable and in general appears to meet accepted industry standards.

12  sample preparation, analyses and security

The methodology of the sample preparation and analysis of the previous programs is not documented for Noranda or Independence. Analytical analyses were completed at recognized laboratories including SVL Analytical of Smelterville, ID and Noranda's in-house testing facility.

RPA is of the opinion that the analysis methods were carried out according to accepted industry standards using accepted practices.

13 data verification

Both the Noranda and Independence sampling programs are fairly consistent in grade for generally reviewing the overall mineralization of the property.

RPA has no reason to believe that the previous assays reported herein are biased in any way

14 mineral reserveS

There are no mineral reserves known on the property. There is also no "other mineralized material" known on the property.

15 conclusions AND RECOMMENDATIONS

The Delmoe Lake property contains a structure with quartz veining showing an estimated continuous strike length of 4,000 feet. Highly anomalous gold is present within the structure with values ranging from trace to 0.612 oz/ton Au. In RPA's view, the property has potential for mesothermal quartz vein mineralization of the type exploited in the Butte and Homestake Mining Districts of western Montana. This type of mineralization is typical of deposits located distal to a copper porphyry system (Butte). There is no evidence of copper porphyry mineralization at the Delmoe Lake Area.

The property is considered to be at the grass-roots exploration stage. A Phase 1 exploration program has been recommended for Delmoe Lake with the objective of defining drill targets. Specific detailed work recommended is as follows:

1. surface geologic mapping and sampling
2. survey control
3. road rehabilitation
4. adit rehabilitation and sampling
5. trenching with subsequent mapping, sampling and analysis
6. soil geochemical survey.

Details of the recommended Phase 1 program and budget are shown in Table 15.1.


TABLE 15.1 PROPOSED WORK PLAN & BUDGET

GENTOR RESOURCES INC. DELMOE LAKE PROPERTY

Task                                                              Number            Feet             Cost Per Unit         Cost
US $

Rehabilitate Adit                                                 1                 100              400                   40,000

Trenching, Sampling, Analysis                                     5                 200              60                    12,000

Soils, Analysis                                                   200                                20                    4,000

Survey                                                            1                                                        3,000

Roads/Land                                                        1                                                        10,000

Geologist                                                         1                                  30,000                30,000

 Permitting, Bonding                                              1                                                        10,000

Expenses                                                                                                                   13,000

Contingency @ 10%                                                                                                          12,000


TOTAL                                                                                                                      $134,000


Contingent upon the successful completion of the Phase I program, a drilling program may be warranted at an estimated cost of $250,000.

The proposed exploration program will be carried out by Gentor and is subject to variation, depending on results encountered during the course of the program. Gentor may determine that increased spending is warranted if favourable results are encountered and may conclude that less spending or discontinuation of the program is appropriate if unfavourable results are encountered.

RPA has reviewed the proposed program and budget and believes that the Delmoe Lake property is of sufficient merit to justify the recommended program and budget.



16 references

 Baitis, H., (1993): Delmoe Mine Property, Jefferson County, Montana.

 Baitis, H., (2005): Personal communications with landowner.

 Bardswich, L.J., (2005): Internal letter on land tenure.

 Johnston, R.W., (1965):Aeromagnetic Map of the Boulder Batholith Area South-western Montana, Geophysical Investigations Map GP-538

 Lewis, R.S., (1998): Geologic Map of the Butte 1 x 2 Quadrangle, MBMG Open File 363.

 Matter, W.D., (1969):The Delmoe Mine.

 Montana Bureau of Land Management, (2005): website for unpatented mining claim records.

 Noranda Exploration, (1981): Assay Certificates for 1981 sampling program.

 SVL Analytical, (1992): Assay Certificates for 1992 sampling program.


17 Certificate Of Qualifications

Nathan Eric Fier
33608 11th Avenue
Mission BC Canada V2V 6Z2
Phone 604 820 1665

I, Nathan Eric Fier, a professional geoscientist, providing consulting services to the mining industry, has been retained by Roscoe Postle Associates Inc. to carry out a review of the Delmoe Lake property and prepare a report which complies with the reporting regulations set forward in the SEC guidelines for the "Description of Property by Issuers Engaged or to Be Engaged in Significant Mining Operations".

My qualifications and experience are as follows:

            1. I am a graduate of the Montana College of Mineral Science and Technology and hold degrees in B.S. Geological Engineering granted in 1984 and B.S. Mining Engineering granted in 1986.

            2. I have practiced my profession continuously for 20 years and have examined and reported on numerous epithermal precious metal deposits throughout the world. I have 15 years experience in estimating Mineral Resources and Reserves.

            3. I am a member of the Association of Professional Engineers and Geoscientists of British Columbia as a Professional Engineer and the American Institute of Professional Geologists as a Certified Professional Geologist.

As a result of my experience and qualifications I am a Qualified Person as defined in Canadian National Instrument 43-101 and SEC guidelines.

The information contained in this report was obtained from reports provided by Gentor Resources Inc. and other public documents. This information is to the best of my knowledge and experience correct.

I visited the property several times from 1992 to 1995 but not recently.
I am not aware of any material fact or material change with respect to the subject matter of this technical report, which is not reflected in this report, the omission to disclose which would make this report misleading.

This report may be used in any Prospectus, Statement of Material Facts or other public document, including electronic publication, with the author's consent, which is hereby given.

Dated at Vancouver, BC this 26th day of April, 2005


Nathan Eric Fier, CPG, P.Eng.



18 APPENDIX 1   GLOSSARY OF CERTAIN MINING TERMS
ACID MINE DRAINAGE -- Acidic run-off water from mine waste dumps and mill tailings ponds containing sulfide minerals. Also refers to ground water pumped to surface from mines.

ADIT -- An opening driven horizontally into the side of a mountain or hill for providing access to a mineral deposit.

AG -- element symbol for silver.

ALTERATION -- Any physical or chemical change in a rock or mineral subsequent to its formation. Milder and more localized than metamorphism.


ANTICLINE -- An arch or fold in layers of rock shaped like the crest of a wave.

ASSAY -- A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.

AU   element symbol for gold.

BASEMENT ROCKS -- The underlying or older rock mass. Often refers to rocks of Precambrian age, which may be covered, by younger rocks.

BASE METAL -- Any non-precious metal (e.g. copper, lead, zinc, nickel, etc.)

BATHOLITH   Cooled molten rock intruded into surrounding county rock.

BEDDING -- The arrangement of sedimentary rocks in layers.
BENEFICIATION -- The process of improving the grade of ore by milling, roasting, etc.

BRECCIA -- A rock in which angular fragments are surrounded by a mass of fine-grained minerals.

BRECCIATION -- The mechanical process of making a breccia.

CERCLA -- Comprehensive Environmental Response, Compensation and Liability Act

CHALCOCITE -- A sulfide mineral of copper common in the zone of secondary enrichment.

CHALCOPYRITE   A common sulfide mineral of copper.

CHANNEL SAMPLE -- A sample composed of pieces of vein or mineral deposit that have been cut out of a small trench or channel, usually about 10 cm wide by 2 cm deep.

CHERT -- A compact, siliceous rock formed of chalcedonic or opaline silica and of organic or precipitated origin.

CLASTIC ROCKS -- Consisting of fragments of rocks that have been moved from their place of origin.

CONCENTRATE -- A fine, powdery product of the milling process containing a high percentage of valuable metal.

CONGLOMERATE -- A sedimentary rock consisting of rounded, water-worn pebble or boulders cemented into a solid mass.

CONTACT -- A geological term used to describe the line or plane along which two different rock formations meet.

CORE -- The long cylindrical piece of rock, from one to three inches in diameter, brought to surface by diamond drilling.

COUNTY ROCK   A formation of rock placed in any given area by geologic
events.

DIAMOND DRILL -- A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections, two centimeters or more in diameter.

DIKE -- A long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.

DIP -- The angle at which a vein, structure or rock bed is inclined from the horizontal as measured at right angles to the strike.

DISSEMINATED Mineralization -- Rock carrying small particles of valuable minerals spread more or less uniformly through the host rock.

DORE -- Unparted gold and silver poured into molds when molten to form buttons or bars. Further refining is necessary to separate the gold and silver.

DUE DILIGENCE -- The degree of care and caution required before making a decision; loosely, a financial and technical investigation to determine whether an investment is sound.

DUMP -- A site where solid waste rock from a mining operation is disposed of.

EM -- Electro-Magnetics, a geophysical technique.

ENVIRONMENTAL IMPACT STUDY -- A written report, compiled prior to production decision that examines the effects proposed mining activities would have on the natural surroundings.

EPA -- Environmental Protection Agency.

EPITHERMAL DEPOSIT -- A mineral deposit consisting of veins and replacement bodies, usually in volcanic or sedimentary rocks, containing precious metals, or, more rarely, base metals.

EXPLORATION -- Work involved in searching for ore, usually by drilling or driving a drift.

FACE -- The end of a drift, crosscut or stope in which work is taking place.

FISSURE -- An extensive crack, break or fracture in rocks.

FLOAT -- Pieces of rock that have been broken off and moved from their original location by natural forces such as frost or glacial action.

FOOTWALL -- The rock on the underside of a vein or ore structure.

FRACTURE -- A break in the rock, the opening of which allows mineral-bearing solutions to enter. A "cross-fracture" is a minor break extending at more-or-less right angles to the direction of the principal fractures.

GALENA -- Lead sulfide, the most common ore mineral of lead.

GOSSAN -- The rust-colored capping or staining of a mineral deposit, generally formed by the oxidation or alteration of iron sulfides.

GRAB SAMPLE -- A sample from a rock outcrop that is assayed to determine if valuable elements are contained in the rock. A grab sample is not intended to be representative of the deposit, and usually the best-looking material is selected.

GRADE -- The average assay of a ton of ore, reflecting metal content.

HANGINGWALL -- The rock on the upper side of a vein or ore deposit.

HIGH GRADE -- Rich ore. As a verb, it refers to selective mining of the best ore in a deposit.

HOST ROCK -- The rock surrounding an ore deposit.

HYDROTHERMAL -- An adjective applied to heated or hot magmatic emanations rich in water, to the processes in which they are concerned, and to the rocks, ore deposits, alteration products, and springs produced by them.

INTERBEDDED -- Occurring between beds, or lying in a bed parallel to other beds of different material.

INTRUSIVE -- A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

IP -- Induced Polarization, a type of geophysical survey

JASPEROID -- A rock consisting essentially of cryptocrystalline, chalcedonic, or phenocrystalline silica, which has formed by the replacement of some other material, ordinarily calcite or dolomite.

LENS -- Generally used to describe a body of ore that is thick in the middle and tapers towards the ends.

LITHOLOGY -- The physical character of a rock.

LIMESTONE -- A bedded, sedimentary deposit consisting chiefly of calcium carbonate.

LODE -- A mineral deposit in solid rock.

MARCASITE -- White iron pyrites, a common mineral associated in ore deposits.

METAMORPHIC ROCKS -- Rocks, which have undergone a change in texture or composition as the result of heat and/or pressure.

MILL -- A processing plant that produces a concentrate of the valuable minerals or metals contained in an ore. The concentrate must then be treated in some other type of plant, such as a smelter, to affect recovery of the pure metal.

MILLING ORE -- Ore that contains sufficient valuable mineral to be treated by milling process.

MINERAL -- A naturally occurring homogeneous substance having definite physical properties and chemical composition and, if formed under favorable conditions, a definite crystal form.

MINERALIZATION -- The act or process of mineralizing.

MINERALIZED MATERIAL OR DEPOSIT -- A mineralized body, which has been delineated by appropriate drilling and/or underground sampling to support a sufficient tonnage and average grade of metal(s). Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit cost, grade, recoveries, and other factors, conclude economic feasibility.

MUCK -- Ore or rock that has been broken by blasting.

NATIVE METAL -- A metal occurring in nature in pure form, uncombined with other elements.

NET PROFIT INTEREST -- A portion of the profit remaining after all charges, including taxes and bookkeeping charges (such as depreciation) have been deducted.

NET SMELTER RETURN -- A share of the net revenues generated from the sale of metal produced by a mine.

OPEN PIT -- A mine that is entirely on surface. Also referred to as an open-cut or open-case mine.

ORE -- Mineralized material that can be mined and processed at a positive cash flow.

OREBODY -- A natural concentration of valuable material that can be extracted and sold at a profit.

OXIDATION -- A chemical reaction caused by exposure to oxygen that results in a change in the chemical composition of a mineral.

PARTICIPATING INTEREST -- A company's interest in a mine, which entitles it to a certain percentage of profits in return for putting up an equal percentage of the capital cost of the project.

PATENT -- The ultimate stage of holding a mineral claim, after which no more assessment work or payments to the federal government are necessary because all mineral rights have been earned.

PATENTED MINING CLAIM -- A parcel of land originally located on federal lands as an unpatented mining claim under the General Mining Law, the fee simple title of which has been conveyed from the federal government to a private party pursuant to the patenting requirements of the General Mining Law.

PILLAR -- A block of solid ore or other rock left in place to structurally support the shaft, walls or roof of a mine.

PLACER -- An alluvial or glacial deposit of sand and gravel, containing particles of gold or other valuable minerals.

PORPHYRY -- Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.

PRECAMBRIAN - The oldest, most stable regions of the Earth's crust.

PROSPECT OR PROPERTY -- A mining property, the value of which has not been determined by exploration.

PROTOLITH -- The original lithology of an altered rock.
PYRITE   A common iron mineral associated with mineral deposits.

RCRA -- Resource Conservation and Recovery Act

RECLAMATION -- The restoration of a site after mining or exploration activity is completed.

RECOVERY -- The percentage of valuable metal in the ore that is recovered by metallurgical treatment.

REPLACEMENT ORE -- Ore formed by a process during which certain minerals have passed into solution and have been carried away, while valuable minerals from the solution have been deposited in the place of those removed.

RECRYSTALIZED -- The formation of new mineral grains in a rock while in a solid state.

RESILICIFIED or RESILICIFICATION --The process of altering or recementing a rock which has been previously altered by the introduction of silica.


RIB SAMPLES -- Ore taken from rib pillars in a mine to determine metal content.

ROTARY DRILL -- A machine that a drill holes by rotating a rigid, tubular string of drill rods to which is attached a bit. Commonly used for drilling large-diameter blastholes in open pit mines.

ROYALTY -- An amount of money paid at regular intervals by the lessee or operator of an exploration or mining property to the owner of the ground. Generally based on a certain amount per ton or a percentage of the total production or profits. Also, the fee paid for the right to use a patented process.
RUN-OF-MINE -- A loose term used to describe ore of average grade.

SAMPLE -- A small portion of rock or a mineral deposit, taken so that the metal content can be determined by assaying.

SECONDARY ENRICHMENT -- Enrichment of a vein or mineral deposit by minerals that have been taken into solution from one part of the vein or adjacent rocks and redeposited in another.

SHALE -- A laminated sediment in which the constituent particles are predominantly clay grade or size.

SHEAR OR SHEARING -- The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

SILICIFICATION -- The introduction of or replacement by silica.

SILTSTONE -- A very fine-grained consolidated clastic rock composed predominantly of particles of silt grade or size.

SKARN -- Name for the metamorphic rocks surrounding an igneous intrusive where it comes in contact with a limestone or dolostone formation.

SPHALERITE -- A zinc sulphide mineral; the most common ore mineral of zinc.

STEP-OUT DRILLING -- Holes drilled to intersect a mineralization horizon or structure along strike or down dip.

STOCKPILE -- Broken ore heaped on surface, pending treatment or shipment.

STOCKWORKS -- a rock mass interpenetrated by small veins.

STRATIGRAPHY -- Strictly, the description of bedded rock sequences; used loosely, the sequence of bedded rocks in a particular area.

STRIKE -- The direction, or bearing from true north, of a vein or rock formation measured on a horizontal surface.

STRINGER -- A narrow vein or irregular filament of a mineral or minerals traversing a rock mass.

SULPHIDE (SULFIDE) -- A compound of sulfur and some other element.

TAILINGS -- Material rejected from a mill after more of the recoverable valuable minerals have been extracted.

TAILINGS POND -- A low-lying depression used to confine tailings, the prime function of which is to allow enough time for heavy metals to settle out or for cyanide to be destroyed before water is discharged into the local watershed.

TREND -- The direction, in the horizontal plane, or a linear geological feature (for example, an ore zone), measured from true north.

TROY OUNCE -- Unit of weight measurement used for all precious metals. The familiar 16-ounce avoirdupois pound equals 14.583 Troy Ounces.

UNPATENTED MINING CLAIM -- A parcel of property located on federal lands pursuant to the General Mining Law and the requirements of the state in which the unpatented claim is located, the paramount title of which remains with the federal government. The holder of a valid, unpatented lode mining claim is granted certain rights including the right to explore and mine such claim under the General Mining Law.
VEIN -- A mineralized zone having a more or less regular development in length, width and depth, which clearly separates it from neighboring rock.

VUG -- A small cavity in a rock, frequently lined with well-formed crystals. Amethyst commonly forms in these cavities.

WALL ROCKS -- Rock units on either side of an orebody. The hangingwall and footwall rocks of an orebody.

WASTE -- Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

ZONE OF OXIDATION -- The upper portion of an orebody that has been oxidized.


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20 Appendix 2   AGREEMENT